UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-8572

TRIBUNE COMPANY

(Exact name of registrant as specified in its charter)

435 North Michigan Avenue

Chicago, Illinois 60611

(312) 222-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.875% Notes due 2010

5.25% Notes due 2015

5.67% Medium-Term Notes, Series E due 2008

7-¼% Debentures due 2013

7-½% Debentures due 2023

6.61% Debentures due 2027

7-¼% Debentures due 2096

6.25% Medium-Term Notes, Series D due 2026

Exchangeable Subordinated Debentures (PHONES) due 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

4.875% Notes due 2010: 81

5.25% Notes due 2015: 66

5.67% Medium-Term Notes, Series E due 2008: 49

7-¼% Debentures due 2013: 65

7-½% Debentures due 2023: 49

6.61% Debentures due 2027: 37

7-¼% Debentures due 2096: 15

6.25% Medium-Term Notes, Series D due 2026: 3

Exchangeable Subordinated Debentures (PHONES) due 2029: 39

Pursuant to the requirements of the Securities Exchange Act of 1934 Tribune Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 22, 2009	By:	/s/ David P. Eldersveld
David P. Eldersveld Vice President/Deputy General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.